Tenet Fintech Reports 71% Year-over-Year Growth in Q3 with Revenue of $25.6M and Net Income of $1.5M for the Quarter

Toronto, Ontario--(Newsfile Corp. - November 15, 2021) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced its financial results and operating highlights for the three-month and nine-month periods ended September 30, 2021. All amounts expressed are in Canadian dollars.

Tenet posted revenue of $25,695,570 for the third quarter and the Company's second consecutive profitable quarter with net income of $1,526,286, all while continuing to plant the seeds for future growth.

Q3 Financial Highlights:

  Total Revenue of $25,695,570
  EBITDA of $3,023,299
  Net Income of $1,526,286

Summary of Quarterly Evolution of Revenue, EBITDA and Net Income

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Revenue	$25,695,570	$30,649,179	$14,239,776	$16,368,779	$15,116,369
Expenses[1]	$22,672,271	$29,411,980	$14,118,039	$18,795,585	$15,443,931
EBITDA[2]	$3,023,299	$1,237,199	$121,737	($2,426,805)	($327,562)
Net Income (Loss)	$1,526,286	$296,071	($389,702)	($3,200,496)	($968,412)

1 Expenses before finance costs, tax, depreciation and amortization

2 EBITDA equals net income (loss) before finance costs, income taxes, depreciation, amortization and impairment of intangible assets, initial financing costs, expiration of deferred finance cost, loss on extinction of debt, loss on settlement of debt and (gain) loss on bargain purchase. EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Q3 Operating Highlights:

  Closing of short form prospectus financing of $52M

  Positive impact of integration of China UnionPay fund transfer and payment processing services to Business Hub™

  Strategic investment in China UnionPay subsidiary Rongbang Technology Ltd.

  Rebranding of ecosystem from "Lending Hub" to "Business Hub™"

  Launch of "Link-Steel" steel trading platform

  Signing of binding agreement to acquire Cubeler Inc.

  Acquisition of "Heartbeat" insurance brokerage platform

  Listing on Nasdaq stock exchange

About Third Quarter Financial and Operating Results Summary

Although the Company did not benefit from a revenue boosting event such as the 618 Shopping Festival during the third quarter, it still managed to increase its revenue by more than 70% compared to the same period last year, all while making strategic investments in assets and relationships in the quarter to position the Company for exceptional growth both in the near and long term. The third quarter results provide an indication of the revenue foundation that has been established by the Company by primarily servicing businesses all along China's consumer goods supply-chain, from raw material suppliers, to factories, wholesale distributors and retailers. In addition to the consumer goods sector, the Company has identified four industrial sectors, (insurance, steel, oil & gas, and clean tech) that it believes to be strategically important to its growth in China. During the quarter the Company either initiated or took important steps to begin servicing those sectors, as some of the events listed in the "Q3 Operating Highlights" section above indicate. More details about how those events are expected to fuel the Company's future growth, much the same way that events that took place in Q4 2020 and Q1 2021 combined to take the Company's revenue to new heights in Q2 2021, are provided in Tenet's Management's Discussion and Analysis (MD&A) for the period ended September 30, 2021.

In summary, the Company generated revenue of $25,695,570 for the three-month period and $70,584,525 for the nine-month period ended September 30, 2021, compared to $15,116,369 for the three-month period and $26,329,268 for the nine-month period ended September 30, 2020.

Total expenses before taxes for the quarter amounted to $23,312,024, compared to $15,961,277 for the same period in 2020. Net income for the third quarter of 2021 was $1,526,286 compared to a net loss of $968,412 for the same period in 2020.

Full details of the Company's third quarter 2021 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month and nine-month periods ended September 30, 2021 and 2020, that are available at www.sedar.com.

Tenet will host an investor webinar on Tuesday, November 16 at 4:30 pm EST, where President & CEO Johnson Joseph and CFO Jean Landreville will discuss the Q3 2021 financial results. Registration for the event is available at: https://tinyurl.com/PKKQ32021. Please submit your questions related to the Q3 results in advance to bellison@tenetfintech.com or mark.schwalenberg@mzgroup.us.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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